FORM 1-A/A

24-10155

NAZZ PRODUCTIONS INC.


06061457

RECEIVED
NOV - 6 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

November 3, 2006

VIA FACSIMILE (202) 551-3795

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds

RE: NAZZ PRODUCTIONS INC.
REGULATION A OFFERING STATEMENT ON FORM 1-A

Ladies and Gentlemen:

Nazz Productions Inc. (the "Company") hereby amends the Company's Regulation A Offering Statement on Form 1-A (the "Offering Statement") as filed on November 2, 2006 for your review and comment.

The cover page of the Offering Statement is hereby amended: (i) by deleting the following language:

> "It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A."

and (ii) adding the following language:

> "This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

If you have any questions or comments with respect to this matter, please do not hesitate to contact Stephen J. Czarnik, Esq. at (212) 232-8323.

I thank you for your attention to this matter.

With kind regards,

Nick Stagliano
Chairman, Chief Executive Officer,
President and Director (Principal Executive Officer)

Louis DiGiaimo
Director

214 SULLIVAN ST. - 2C, NY. NY. 10012 PHONE 212-475-6270 FAX 212-253-5540